Exhibit 99.51

A R T I C L E S

O F

FORMATION CAPITAL CORPORATION

(the “Company”)

INCORPORATION NUMBER: BCO346881

T A B L E   O F   C O N T E N T S

PART 1

INTERPRETATION

1.1

Definitions, Construction of Words

1.2

Definitions Same as Business Corporations Act

1.3

Interpretation Act Rules of Construction Apply

1.4

Conflict Interpretation Act/Business Corporations Act

1.5

Majority Required for Special/Special Separate Resolution

PART 2

SHARES

2.1

Authorized Share Structure

2.2

Shareholder Entitled to Certificate

2.3

Replacement of Lost or Defaced Certificate

2.4

Execution of Certificates

2.5

Non-Recognition of Trusts

PART 3

ISSUE OF SHARES

3.1

Directors Authorized

3.2

No Pro-rata Offer

3.3

Commissions and Brokerage

3.4

Conditions of Issue

PART 4

SHARE REGISTERS

4.1

Central Securities Register

4.2

Branch Registers

4.3

No Closing of Central Securities Register

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1

Transfer of Shares

5.2

Execution of Instrument of Transfer

5.3

Enquiry as to Title not Required

5.4

Submission of Instruments of Transfer

5.5

Transfer Fee

5.6

Personal Representative Recognized on Death

5.7

Death or Bankruptcy

5.8

Persons in Representative Capacity

PART 6

ALTERATIONS

6.1

Changes in Authorized Share Structure and Name

6.2

Creation & Variation of Special Rights and Restrictions

6.3

Consent of Class Required

6.4

Class Meetings

6.5

Other Alterations

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1

Company Authorized to Purchase or Redeem its Shares

7.2

Selection of Shares to be Redeemed

7.3

Purchased or Redeemed Shares Not Voted

PART 8

BORROWING POWERS

8.1

Powers of Directors

8.2

Special Rights Attached to and Negotiability of Debt Obligations

8.3

Execution of Debt Obligations

PART 9

MEETINGS OF SHAREHOLDERS

9.1

Annual General Meetings

9.2

Waiver of Annual General Meeting

9.3

Classification of General Meetings

9.4

Calling of Meetings

9.5

Notice of General Meeting

9.6

Waiver or Reduction of Notice

9.7

Notice of Special Business at General Meeting

PART 10

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

10.1

Special Business

10.2

Requirement of Quorum

10.3

Quorum

10.4

Lack of Quorum

10.5

Chairman

10.6

Alternate Chairman

10.7

Adjournments

10.8

Resolutions Need Not be Seconded

10.9

Decisions by Show of Hands or Poll

10.10

Casting Vote

10.11

Manner of Taking Poll

10.12

Retention of Ballots Cast on a Poll

10.13

Casting of Votes

10.14

Ordinary Resolution Sufficient

PART 11

VOTES OF SHAREHOLDERS

11.1

Number of Votes per Share or Shareholder

11.2

Votes of Persons in Representative Capacity

11.3

Representative of a Corporate Shareholder

11.4

Votes by Joint Holders

11.5

Votes by Committee for a Shareholder

11.6

Appointment of Proxyholders

11.7

Execution of Form of Proxy

11.8

Deposit of Proxy

11.9

Validity of Proxy Note

11.10

Acceptance of Proxy in Substituted Form

11.11

Directors May Make Regulations for Deposit of Proxy

11.12

Death or Incapacity of Shareholder Giving Proxy

11.13

Revocation of Proxy

PART 12

DIRECTORS

12.1

Number of Directors

12.2

Remuneration and Expenses of Directors

12.3

Qualification of Directors

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1

Classes of Directors

13.2

Term of Office

13.3

Continuance of Directors

13.4

Election of Less Than Required Number of Directors

13.5

Filling a Casual Vacancy

13.6

Additional Directors

13.7

Alternate Directors

13.8

Termination of Directorship

13.9

Removal of Directors

13.10

Prior Written Consent to Act

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1

Management of Business and Affairs

14.2

Appointment of Attorney

14.3

Setting Auditors’ Remuneration

PART 15

CONFLICTS OF INTEREST – DIRECTORS & OFFICERS

15.1

Liability to Account

15.2

Voting re Proposed Contract

15.3

Quorum in case of Disclosable Interest

15.4

Obligation to Disclose Creation of Duty or Interest

15.5

Voting of Alternate Director not Affected

15.6

Director May Hold Office or Place of Profit with Company

15.7

Director Acting in Professional Capacity

15.8

Director Receiving Remuneration from Other Interests

PART 16

PROCEEDINGS OF DIRECTORS

16.1

Chairman and Alternate

16.2

Meetings - Procedure

16.3

Meetings by Conference Telephone

16.4

Notice of Meeting

16.5

Waiver of Notice of Meetings

16.6

Quorum

16.7

Continuing Directors May Act During Vacancy

16.8

Validity of Acts of Directors

16.9

Resolution in Writing Effective

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1

Appointment of Executive Committee

17.2

Appointment of Committees

17.3

Procedure at Meetings

PART 18

OFFICERS

18.1

Appointment of Officers

18.2

Remuneration

PART 19

INDEMNITY AND PAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS

19.1

Indemnification of Eligible Parties

19.2

Indemnification Not Invalidated by Non-compliance

19.3

Company May Purchase Insurance

PART 20

DIVIDENDS AND RESERVES

20.1

Declaration of Dividends

20.2

Declaration of Dividend Rate

20.3

Proportionate to Number of Shares Held

20.4

Reserves

20.5

Receipts from Joint Holders

20.6

No Interest on Dividends

20.7

Payment of Dividends

20.8

Capitalization of Undistributed Surplus

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1

Documents to be Kept

21.2

Accounts to be Kept

21.3

Inspection of Accounts

21.4

Financial Statements and Reports for General Meeting

PART 22

NOTICES

22.1

Method of Giving Notice

22.2

Notice to Joint Holder

22.3

Notice to Personal Representative

22.4

Persons to Receive Notice

22.5

Public Company Notices

PART 23

RECORD DATES

23.1

Record Date Fixed

23.2

No Record Date

PART 24

SEAL

24.1

Affixation of Seal to Documents

24.2

Reproduction of Seal

24.3

Official Seal for Other Jurisdictions

PART 25

MECHANICAL REPRODUCTION OF SIGNATURES

25.1

Instruments may be Mechanically Signed

25.2

Definition of Instruments

PART 26

PROHIBITIONS

26.1

Restriction on Transfer of Shares

PART 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO PREFERENCE SHARES

PROVINCE OF BRITISH COLUMBIA

BUSINESS CORPORATIONS ACT

ARTICLES

OF

FORMATION CAPITAL CORPORATION

(the “Company”)

INCORPORATION NUMBER: BCO346881

PART 1

INTERPRETATION

1.1

In these Articles, unless there is something in the subject or context inconsistent therewith:

“Act” means the Business Corporations Act, S.B.C. 2002, c. 57, and all amendments thereto and includes regulations made pursuant thereto.

"Board", “Board of Directors” or "the directors" means the directors or sole director and includes alternate directors, if any, of the Company for the time being.

"seal" means the common seal of the Company, if any.

"month" means a calendar month.

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register.

"registered holder", “registered owner" or “registered shareholder”, when used with respect to a share means the person registered in the central securities register in respect of such share.

"personal representative" shall include executors, administrators, trustees-in-bankruptcy and duly constituted representatives in lunacy.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography, photocopy, telecopying, telexing, telegraphing, electronic mailing and other modes of representing, reproducing or transmitting words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons and words importing persons shall include corporations.

1.2

The meaning of any words or phrases defined in the Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3

The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

1.4

If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term in these Articles, the definition in the Act will prevail. If there is a conflict between these Articles and the Act, the Act will prevail.

1.5

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

PART 2

SHARES AND SHARE CERTIFICATES

2.1

The authorized share structure of the Company consists of an unlimited number of common shares without par value and 50,000,000 Preference Shares without par value having attached thereto the special rights and restrictions set out in Part 27 of these Articles.

2.2

Every shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series registered in his name; provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to the first named of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted.  Any share certificate may be sent through the mail by registered prepaid mail to the shareholder entitled thereto at the shareholder’s registered address, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

2.3

If a share certificate

(a)

is worn out or defaced, the directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b)

is lost, stolen or destroyed, then upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c)

represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates, each representing a specified number of shares and, in the aggregate, representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request;

provided that there must be paid to the Company, in relation to the issue of any share certificate under this Article 2.3, the amount, if any and which must not exceed the amount prescribed under the Act, determined from time to time by the directors.

2.4

Every share certificate shall be signed manually by at least one officer or director of the Company, or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed, lithographed, engraved or otherwise mechanically reproduced in accordance with these Articles.

2.5

Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1

Subject to the Act, the shares shall be under the control of the directors who may, subject to the rights of the registered holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, and/or grant options, share purchase warrants or rights on or otherwise deal in, shares authorized but not issued at such times, to such persons (including directors), in such manner, upon such terms and conditions, and at such issue price (including any premium at which shares with par value may be issued) as they, in their absolute discretion, may determine.  The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

The Company is not required to offer shares pro rata to shareholders before allotting further shares of the Company.

3.3

Subject to the provisions of the Act, the Company or the directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

3.4

Except as provided in the Act, no share may be issued until it is fully paid and the Company shall have received the consideration therefor in money, property or past services performed for the Company and the value of such consideration equals or exceeds the issue price set for the share under Article 3.1 as determined by the directors.

PART 4

SHARE REGISTERS

4.1

The Company shall keep or cause to be kept at its records office or such other location in British Columbia as may be designated from time to time by the directors, a central securities register as required by the Act.  The directors, on behalf of the Company, may appoint an agent to keep any registry which may be the same agent that acts as transfer agent for its shares or such class thereof, as the case may be, and the same or another agent that acts as registrar for its shares or such class thereof, as the case may be.  The directors may terminate the appointment of any such agent at any time and may appoint another agent in its place.

4.2

Unless prohibited by the Act, the Company may keep or cause to be kept one or more branch registries at such place or places as the directors may from time to time determine.

4.3

The Company must not at any time close its central securities register.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1

Subject to the provisions of these Articles that may be applicable, any shareholder may transfer any of his shares by instrument in writing executed by or on behalf of such shareholder and delivered to the Company or its transfer agent or other agent maintaining a securities register.  The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the directors may from time to time approve.  Except to the extent that the Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.2

The signature of the registered holder of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered holder represented by share certificates deposited with the instrument of transfer.  If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer, or if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3

Neither the Company nor any director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee, or if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered holder or by any intermediate holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered, a valid title to such shares.

5.4

Every instrument of transfer shall be executed by the transferor and left at the  records office of the Company or at the office of its transfer agent or registrar for registration or other securities register together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar or securities register may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered.  All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar or securities register and any instrument of transfer where the transfer is not registered shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

5.5

There shall be paid to the Company in respect of the registration of any transfer, such sum, if any, as the directors may from time to time determine.

5.6

In the case of the death of a shareholder, the survivor, or survivors where the deceased was a joint registered holder, and the legal personal representative of the deceased where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares.  Before recognizing any legal personal representative, the directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7

Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Act shall have been deposited at the Company's records office.

5.8

Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Act requires or who becomes entitled to a share as a result of an order of a court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6

ALTERATIONS

6.1

The Company may by resolution of its directors make any changes in the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes.

6.2

The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act.

6.3

No alteration  as provided in Article 6.2 will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution.

6.4

Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings will apply, with necessary changes and so far as applicable, to a class meeting of shareholders.

6.5

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1

Subject to the special rights and restrictions attached to any class of shares, the Company may, if authorized by a resolution of the directors and in compliance with the Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attaching thereto.  No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption, or if the proposed purchase or redemption would render the Company insolvent.

7.2

If the Company proposes, at its option, to redeem some but not all of the shares of any class, the directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3

Subject to the provisions of the Act, any shares purchased, redeemed or otherwise acquired by the Company may be sold, gifted or otherwise disposed of by it, but while such shares are held by the Company, it shall not exercise any vote, pay any dividend nor make any other distribution in respect of such shares.

PART 8

BORROWING POWERS

8.1

The Company, if authorized by the directors, may from time to time:

(a)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as the directors think fit;

(b)

issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the undertaking, property and assets of the Company (both present and future).

8.2

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3

Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that is stated on such bond, debenture or other debt obligation to be held at the date of the issue thereof.

PART 9

MEETINGS OF SHAREHOLDERS

9.1

Subject to any extensions of time permitted pursuant to the Act, the first annual general meeting of shareholders shall be held within eighteen months from the date the Company is recognized, and thereafter, an annual general meeting shall be held once in every calendar year at such time (being not more than fifteen months after the annual reference date for the preceding calendar year) and place as may be determined by the directors.

9.2

 If all the shareholders entitled to vote at an annual general meeting consent by a unanimous resolution under the Act to all the business which is required or desired to be transacted at the meeting, the meeting is deemed to have been held on the date of the unanimous resolution.

9.3

All general meetings, other than annual general meetings, are herein referred to as and may be called extraordinary general meetings.

9.4

The directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting if requisitioned in accordance with the Act shall be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the Act.

9.5

A notice convening a general meeting specifying the place, the day and the hour of the meeting, and in the case of special business, the general nature of that business, shall be given as provided in the Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to each shareholder entitled to attend the meeting, to each director, to the auditor of the Company and to such other persons as are entitled by law or under these Articles to receive such notice from the Company.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person shall not invalidate the proceedings at that meeting.

9.6

All the shareholders of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, or if they are present at the meeting, by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the company records of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.7

Except as otherwise provided by the Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

10.1

All business shall be deemed special business which is transacted at:

(a)

an extraordinary general meeting, other than the conduct of and voting at such meeting; and

(b)

an annual general meeting, with the exception of the conduct of and voting at such meeting, the consideration of the financial statements and the respective reports of the directors and auditors, fixing or changing the number of directors, approving a motion to elect two or more directors by a single resolution, the election of directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor, and such other business as by these Articles or the Act may be transacted at a general meeting without prior notice thereof being given to the shareholders or any business which is brought under consideration by the report of the directors.

10.2

No business, other than election of the chairman or the adjournment of the meeting shall be transacted at any general meeting unless a quorum of shareholders entitled to attend and vote is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3

Save as herein otherwise provided, a quorum shall be two shareholders or one or more proxyholder(s) representing two shareholders, or one shareholder and a proxyholder representing another shareholder.  The directors, the president, if any, the secretary, if any, or in his absence, an assistant-secretary, if any, the auditor for the Company, the solicitor for the Company and any other person invited by the directors shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a shareholder or proxyholder entitled to vote thereat.

10.4

If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened upon requisition by the shareholders shall be dissolved.  In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder or shareholders present or being represented by proxy shall be a quorum.

10.5

The chair of the Board, if any, or in his absence, the president, if any, of the Company, or in his absence, a vice-president of the Company, if any, shall be entitled to preside as chair at every general meeting of the Company.

10.6

If at any general meeting neither the chair of the Board nor the president or a vice-president is present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, the directors present shall choose one of their number to be chair, or if all the directors present decline to take the chair or shall fail to do so, or if no director be present, the shareholders present shall choose some other person in attendance, who need not be a shareholder, to be chair.

10.7

The chair may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting is adjourned for thirty days or more, notice, but not advance notice of the adjourned meeting shall be given as in the case of an original meeting.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8

No motion proposed at a general meeting need be seconded and the chair may propose or second a motion.

10.9

Subject to the provisions of the Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  The chair shall declare to the meeting, the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Company.  A declaration by the chair that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against that resolution.

10.10

In the case of an equality of votes, whether on a show of hands or on a poll, the chair of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder and this provision shall apply notwithstanding the chair is interested in the subject matter of the resolution.

10.11

No poll may be demanded on the election of the chair.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chair, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chair of the meeting directs.  The result of the poll shall be deemed to be the resolution of and passed at the meeting upon which the poll was demanded.  Any business other than that upon which, the poll has been demanded may be proceeded with pending the taking of the poll.  A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote, the decision of the chairman made in good faith shall be final and conclusive.

10.12

Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the secretary or such other person designated by the chair for such period and subject to such inspection as the Act may provide.

10.13

On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14

Unless the Act or these Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

PART 11

VOTES OF SHAREHOLDERS

11.1

Subject to any special voting rights or restrictions attaching to any class of shares and the restrictions on joint registered holders of shares

(a)

on a show of hands

(i)

every shareholder who is present in person and entitled to vote shall have one vote, and

(ii)

a proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote,

(b)

on a poll, every shareholder entitled to vote on the matter shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2

Any person who is not registered as a shareholder but is entitled to vote at any general meeting in respect of a share, may vote the share in the same manner as if he were a shareholder; but unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the chair of his right to vote the share before the time for holding the meeting or adjourned meeting, as the case may be, at which he proposes to vote.

11.3

Any corporation (other than a subsidiary of the Company) which is a shareholder of the Company may, by a document signed by two of its directors, or two of its officers, or any one of its directors and one of its officers, or any one member of an executive or other committee, or by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any general meeting or class meeting.  The person so authorized shall be entitled to exercise in respect of and at such meeting, the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual shareholder of the Company personally present, including without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting.  Evidence of the appointment of any such representative may be sent to the Company by written instrument.  Notwithstanding the foregoing, a corporation being a shareholder may appoint a proxyholder.

11.4

In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose, seniority shall be determined by the order in which the names stand in the central securities register of the Company. Several legal personal representatives of a deceased shareholder whose shares are registered in his sole name shall, for the purpose of this Article, be deemed joint registered holders.

11.5

A shareholder of unsound mind entitled to attend and vote in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

11.6

A  shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion.  If such shareholder should appoint more than one proxyholder for the same occasion, he shall specify the number of shares each proxyholder shall be entitled to vote.  A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7

A form of proxy shall be in writing executed by the appointor or his attorney authorized in writing, or if the appointor is a corporation, by a duly authorized officer or attorney of such corporation.

11.8

A proxy shall be deposited in the manner hereinafter specified.  Unless the Act otherwise requires, a proxyholder need not be a shareholder of the Company.

11.9

Subject as herein provided, a proxy shall be deposited at such place as is specified for that purpose in the notice convening the meeting not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or such other time as is specified in the notice calling the meeting.

11.10

The chair, in his absolute and unfettered discretion may, but is not bound to accept a proxy in substituted form and in his absolute and unfettered discretion may, but is not bound to accept in substituted form, evidence of authority by a corporation to vote or a power of attorney or evidence of other authority under which a proxy is executed.  The chairman may, in his unfettered discretion waive the requirement to deposit evidence of the authority under which a proxy or authority by a corporation to vote is executed.  In this Article 11.10, "substituted form" shall mean a document produced by means of photocopy, telegraph, telex, telecopy, electronic or any other means of transmission or production which creates a legibly recorded message or copy of a document.

11.11

In addition to any other method of depositing proxies provided for in these Articles, the directors may, from time to time, by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders and providing for particulars of such proxies to be sent to the Company or any agent of the Company in writing so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Company or any agent of the Company appointed for the purpose of receiving such particulars and providing that proxies so deposited as required by this Part 11 and votes given in accordance with such regulations shall be valid and counted.

11.12

A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the shareholder  giving the proxy or the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.13

Every proxy may be revoked by instrument in writing

(a)

executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b)

delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used, or to the chair of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

PART 12

DIRECTORS

12.1

The number of directors, excluding additional directors, may be set or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles, the number of directors shall never be less than one or, if the Company is or becomes a public company, less than three.

12.2

The remuneration of the directors, as such, may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director.  The directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.  The directors, on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, a pension or an allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3

A director shall not be required to hold a share in the capital of the Company as qualification for his office, but shall be qualified as required by the Act, to become, act or continue to act as a director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1

Unless otherwise determined by special resolution, the Board shall be divided into three classes of directors, to be respectively designated as Class I, Class II and Class III.

13.2

Unless otherwise determined by special resolution, the terms of office of the directors initially classified shall be as follows:

that of Class I shall expire at the annual general meeting to be held in 1996,

that of Class II shall expire at the annual general meeting to be held in 1997;

that of Class III shall expire at the annual general meeting to be held in 1998.

At each annual general meeting after such initial classification, directors to replace those whose terms expire at such annual general meeting shall be elected to hold office until the third succeeding annual general meeting.  Notwithstanding the foregoing, every director shall hold office until his successor shall be elected.  Any director whose office has expired shall be eligible for re-election.

13.3

Where the Company fails to hold an annual general meeting in accordance with the Act, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4

If, at any annual general meeting at which there should be an election of directors, the places of the retiring directors are not filled by such an election, such retiring directors as may be requested by the newly-elected directors shall, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a general meeting convened for that purpose or at the annual general meeting in the next or some subsequent year, unless it is determined to reduce the number of directors.

13.5

The directors shall have power at any time and from time to time to appoint any person as a director to fill a casual vacancy on the Board.  Any director so appointed shall hold office only so long as the vacating director would have retained the same if no vacancy had occurred.

13.6

Between successive annual general meetings the directors shall have power to appoint one or more additional directors but not more than one-third of the number of directors set pursuant to these Articles and in effect at the last general meeting at which directors were elected.  Any director so appointed shall hold office only until the next following annual general meeting of the Company, but shall be eligible for election at such meeting and so long as he is an additional director the number of directors shall be increased accordingly.

13.7

Any director may, by instrument in writing delivered to the Company, appoint any person who is qualified to act as a director to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Company.  Every such alternate shall be entitled to notice of the meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote.  A person may be appointed as an alternate for more than one director and shall have a separate vote for each director so represented.  A director may, at any time, by instrument in writing delivered to the Company, revoke the appointment of an alternate appointed by him.  The remuneration payable to such alternate shall be payable out of the remuneration of the director appointing him.  Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

13.8

The office of director shall be vacated if the director:

(a)

dies or resigns his office by notice in writing delivered in accordance with the Act or his term of office expires; or

(b)

is convicted of an indictable offence and the other directors shall have resolved to remove him; or

(c)

ceases to be qualified as a director pursuant to the Act whereupon, if he does not promptly resign, the other directors may resolve to remove him; or

(d)

an order is made pursuant to Section 129 of the Act.

13.9

The Company may, by special resolution, remove any director before the expiration of his term of office, and may, by an ordinary resolution, appoint another person in his stead.  If the shareholders do not appoint a director to fill the resulting vacancy contemporaneously with the removal, the directors may appoint, or the shareholders may elect, a director to fill that vacancy.

13.10

Notwithstanding anything in these Articles, no election of a person as a director is valid at any general meeting of the Company unless such person shall have consented in writing to act as a director and deposited such written consent with the President of the Company not less than 35 days before the date of the general meeting, provided that this restriction shall not apply to a director standing for re-election or a nominee of management standing for election who delivers a consent in writing as a director to the President of the Company before the meeting or attends the meeting.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1

The directors shall, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Act or these Articles, required to be exercised by the shareholders of the Company.

14.2

The directors may, from time to time, by power of attorney or other instrument under seal, appoint any person to be the attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the powers of the directors relating to filling vacancies in the board of directors, removing a director, the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration, and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the shareholders of the Company, or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

14.3

The directors may set the remuneration of the auditor of the Company.

PART 15

CONFLICTS OF INTEREST OF DIRECTORS AND OFFICERS

15.1

If a director or senior officer has a disclosable interest in a contract or transaction, such director or senior officer shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act.

15.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

15.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

15.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts which that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

15.5

The disclosable interest of a director in any contract or transaction or otherwise shall not affect such director's alternate director and such alternate director may be counted in a quorum and may vote upon such the same notwithstanding disqualification of the director, nor shall a disqualification of an alternate director affect the ability of a director to be counted in a quorum or to vote on a contract or transaction in which such director's alternate director shall be disqualified.

15.6

Subject to the Act, a director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of director for such period and on such terms (as to remuneration or otherwise) as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any such other office or place of profit, or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Act, no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested shall be liable to be voided by reason thereof.

15.7

Subject to compliance with the provisions of the Act, a director or his firm may act in a professional capacity for the Company (except as auditor for the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

15.8

A director may be or become a director or other officer or employee of, or otherwise interested in any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Act, such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in such other corporation or firm prior to the Company in general meeting directing otherwise.

PART 16

PROCEEDINGS OF DIRECTORS

16.1

The chair of the Board, if any, or in his absence, the president, if any, if the president is a director, shall preside as chair at every meeting of the directors, or if there is no chair of the Board or neither the chair of the Board nor the president is present within fifteen minutes of the time appointed for holding the meeting or is unwilling to act as chair, or if the chair of the Board, if any, and the president, if any, if the president is a director have advised the secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chair of the meeting. If the Company is a public company and is required or is desirous of holding a meeting of the directors who are independent of management, the chair of the independent Board or vice chair shall chair such meeting or if such chair or vice chair is absent or unwilling to act as chair, the independent directors present may choose one of their number to be chair.

16.2

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit.  Questions arising at any meeting shall be decided by a majority of votes.  In the case of an equality of votes, the chair shall not have a second or casting vote.  Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the Board may by resolution from time to time determine.

16.3

One or more directors, or all directors, may participate in a meeting of the Board or of any committee of the directors by means of conference telephones or other communication medium by means of which the directors participating in the meeting can communicate with each other provided that a majority of such directors agree to such participation. A director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4

A director may, and the secretary or an assistant secretary of the Company, if any, upon request of a director, shall call a meeting of the Board at any time.  Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address, or by telephone, telegram, telex, electronic mail or any method of transmitting legibly recorded message.  It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

16.5

Any director of the Company may file with the Company, a document executed by him, waiving notice of any past, present or future meetings of the directors being or required to have been sent to him and may, at any time, withdraw such waiver with respect to meetings held thereafter.  After filing such waiver with respect to future meetings, until such notice is withdrawn, no notice need be given to such director, and unless the director otherwise requires in writing to the Company, to his alternate director, of any meeting of directors and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

16.6

The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be a majority of the directors or, if the number of directors is fixed at one, shall be one director.

16.7

The continuing directors may, notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of directors, act only for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

16.8

Subject to the provisions of the Act, all acts done by any meeting of the directors or of a committee of directors, or by any person acting as a director or officer, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any of such directors or the members of such committee or persons acting aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director or officer, as the case may be.

16.9

A resolution consented to in writing by all of the directors or alternate directors entitled to vote on it shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest day stated on any counterpart.  A resolution may be consented to by a director or alternate director who has a disclosable interest in the subject matter of the resolution provided that he has otherwise complied with the provisions of these Articles and the Act.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1

The directors may, by resolution, create and appoint an executive committee to consist of such member or members of their body as they think fit, which committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies on the Board, the power to remove a director, the power to change the membership of or fill vacancies in any committee of the Board, and such other powers, if any, as may be specified in the resolution.  The said committee shall keep regular minutes of its transactions and shall cause them to be recorded in the books for that purpose, and shall report the same to the Board at such times as the Board may from time to time require.  The Board shall have the power at any time to revoke or override the authority given to or acts done by the executive committee except as to the acts done before such revocation or overriding and to terminate the appointment or change the membership of such committee and to fill vacancies on it.  The executive committee may make rules for the conduct of its business and may appoint such assistants as it may deem necessary.  A majority of the members of the said committee shall constitute a quorum thereof.

17.2

The directors may, by resolution, create and appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee, such powers of the Board as the Board may designate or prescribe (except the power to fill vacancies in the Board, the power to remove a director, the power to change the membership of, or fill vacancies in, any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report same to the Board at such times as the Board may from time to time require.  The directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it.  Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary.  A majority of the members of a committee shall constitute a quorum thereof.

17.3

The executive committee and any other committee may meet and adjourn as it thinks proper.  Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes, the chairman shall not have a second or casting vote.  A resolution approved in writing by all the members of the executive committee or any other committee shall be as valid and effective as it if had been passed at a meeting of such committee duly called and constituted.  Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing.  Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1

The directors shall, from time to time, appoint such officers, if any, as the directors shall determine and the directors may, at any time, terminate any such appointment.

18.2

Other than the chair of the Board or the managing director, officers need not be directors.  No officer shall be appointed unless that officer is qualified in accordance with the Act.  The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall, from time to time, be determined by the directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the Company, a pension or gratuity. The directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may, from time to time, revoke, withdraw, alter or vary all or any of such functions, duties and powers.

PART 19

INDEMNITY AND PAYMENT OF EXPENSES OF DIRECTORS AND OFFICERS

19.1

Subject to the provisions of the Act, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Act.  Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 19.1.

19.2

The failure of a director, alternate director or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.3

The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

PART 20

DIVIDENDS AND RESERVES

20.1

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder.  The provisions of this Article 20.1 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.  No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Company may pay any such dividend wholly or in part by the distribution of specific assets and in particular, by paid-up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the directors and where any difficulty arises with regard to such a distribution, the directors may settle the same as they think expedient, and in particular, may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

20.2

Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

20.3

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of shares held.

20.4

The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends, such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.  The directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

20.5

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other monies payable in respect of the share.

20.6

No dividend shall bear interest against the Company.  Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7

Any dividend, bonuses or other monies payable in cash in respect of shares may be paid by cheque or warrant sent through the post, directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the central securities register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8

Notwithstanding anything contained in these Articles, the directors may, from time to time, capitalize any undistributed surplus of the Company on hand and may, from time to time, issue as fully paid and non assessable, any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1

The Company shall keep at its records office or at such other place as the Act may permit, the documents, copies, registers, minutes and records which the Company is required by the Act to keep at its records office or such other place, as the case may be.

21.2

The Company shall cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order to properly record the affairs and condition of the Company and to comply with the Act.

21.3

Unless the directors determine otherwise, or unless otherwise determined by an ordinary resolution, no shareholder of the Company shall be entitled to inspect the accounting records of the Company.

21.4

The directors shall, from time to time, at the expense of the Company, cause to be prepared and laid before the shareholders in general meeting such financial statements and reports as are required by the Act, provided always that if the Company is a public company, the Company shall provide financial statements in accordance with applicable securities regulatory requirements.

PART 22

NOTICES

22.1

Unless the Act or these Articles requires otherwise, a notice, statement, report or other record may be given or delivered by the Company to any shareholder, director or officer either by delivery to him personally or by sending it by mail to him at his registered address, in the case of a shareholder, or at the prescribed address for mailing shown for the director or officer in the records kept by the Company, in the case of a director or officer, or the mailing address provided by the recipient for the sending of that record or records of that class or by fax or electronic mail to the fax number or electronic mail address provided by the intended recipient for the sending of that record or records of the class or as otherwise permitted by any securities legislation in any jurisdiction in North America that is applicable to the Company and all rules and regulations made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directives issued by securities commissions or similar authorities appointed under that legislation.  Where a notice, statement, report or other record is sent by mail, service or delivery of the notice, statement, report or other record shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement, report or other record and shall be deemed to have been given on the day, (Saturdays, Sundays and holidays excepted), following the date of mailing.  A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement, report or other record was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2

A notice, statement, report or other record may be given or delivered by the Company to the joint holders of a share by giving notice to the joint holder first named in the central securities register in respect of the share.

22.3

A notice, statement, report or other record may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a  shareholder by sending it through the mail, prepaid, addressed to them by name or by the title of representative of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address (if any) supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving notice in the manner in which same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4

Notice of every general meeting or meeting of shareholders holding a class of shares shall be given in the manner hereinbefore authorized to every shareholder holding at the time of the issue of the notice or the date fixed for determining the shareholders entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting.  No other person except the auditor of the Company and the directors of the Company shall be entitled to receive notices of any such meeting.

22.5

Notwithstanding the preceding Articles in this Part, if the Company is or becomes a public company, the Company shall give notices and provide statements, reports and other records in accordance with applicable securities regulatory requirements.

PART 23

RECORD DATES

23.1

The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Act preceding the date of any meeting of  shareholders of any class of shares, or of the payment of any dividend, or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only shareholders of record on the date so fixed shall be deemed to be shareholders for the purposes aforesaid. If the Company is or becomes a public company, it shall, notwithstanding the foregoing, comply with the requirements of appropriate securities regulatory requirements.

23.2

Where no record date is so fixed for the determination of shareholders as provided in the preceding Article, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1

The directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(a)

any two directors, or

(b)

any officer, together with any director, or

(c)

if the Company shall have only one director, that director, or

(d)

such person or persons as the directors may from time to time by resolution determine,

and the said directors, officers, person or persons in whose presence the seal is so affixed to an instrument shall sign such instrument.  For the purpose of certifying under seal a certificate of incumbency of the directors or officers or a true copy of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2

To enable the seal of the Company to be affixed to any bonds, debentures, share certificates or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act and/or these Articles printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the chair of the Board or any senior officer may in writing authorize person to cause the Company's seal to be affixed to such definitive or interim bonds, debentures, share certificates or other securities by the use of such dies.  Bonds, debentures, share certificates and other securities to which the Company's seal has been so affixed shall, for all purposes, be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3

The Company may have for use in any other province, state, territory or country an official seal which shall have on its face, the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Act with respect thereto may be exercised by the directors or by a duly authorized agent of the Company.

PART 25

MECHANICAL REPRODUCTION OF SIGNATURES

25.1

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Act or by these Articles may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date of the delivery or issue of such instrument.

25.2

The term "instrument" as used in Article 25.1 shall include deeds, mortgages, hypotheses, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

PART 26

PROHIBITIONS

26.1

If the Company is, or becomes a company which is not a public company, then no shares shall be transferred without the previous consent of the directors expressed by a resolution of the Board and the directors shall not be required to give any reason for refusing any such proposed transfer.

PART 27

SPECIAL RIGHTS AND RESTRICTIONS ATTACHING TO
PREFERENCE SHARES

27.1

The Preference Shares without par value may be issued from time to time in one or more series and shall, as a class, have attached thereto the following preferences, rights, conditions, restrictions, limitations and prohibitions:

(a)

Each series of Preference Shares shall consist of such number of Preference Shares as may, before the issue thereof, be determined by the directors.

(b)

The directors may, by resolution (“Directors’ Resolution”) duly passed before the issuance of Preference Shares of any series, alter these Articles to fix the number of Preference Shares in and determine the designation of the Preference Shares of each series and alter these Articles to create, define and attach special rights or restrictions to the Preference Shares of each series, subject to the special rights or restrictions attached to all Preference Shares and subject to the provisions of the Act.

(c)

The Preference Shares of any series may have attached thereto such special rights or restrictions as may be determined by Directors’ Resolution with respect to each series, including (as examples only), without in any way limiting the generality of the foregoing, special rights or restrictions concerning:

(1)

the rate or amount of dividends, whether cumulative or non-cumulative, the currency or currencies of payment, the date or dates and place or places of payment and the date or dates from which such dividends are to accrue;

(2)

the right to receive notice of or to attend or to vote at any meeting of the shareholders of the Company;

(3)

the right to convert or exchange Preference Shares into common shares or other shares, bonds, debentures, securities, or otherwise;

(4)

the right of the Company to redeem or to purchase Preference Shares;

(5)

obligations with respect to sinking funds or funds for purchase or redemption of Preference Shares, rights of retraction or share purchase plans;

(6)

restrictions upon the payment of dividends on or retirement of any other shares of the Company or of any subsidiary of the Company;

(7)

restrictions upon the redemption or purchase of any other shares of the Company or of any subsidiary of the Company;

(8)

the exercise by the Company of any election open to it to make any payment of corporate, income or other taxes;

(9)

the subdivision, consolidation or reclassification of any shares of the Company;

(10)

restrictions upon borrowing by the Company or by any subsidiary of the Company or the issue by the Company of any Preference Shares in addition to the Preference Shares of any series at any time outstanding;

(11)

restrictions upon the reduction of capital by the Company or by any subsidiary of the Company;

(12)

restrictions upon the retirement of notes, bonds or debentures or other indebtedness of the Company or of any subsidiary of the Company;

(13)

limitations or restrictions upon regulations concerning the conduct of the business of the Company or of any subsidiary of the Company;

(14)

the holding of meetings of the holders of the Preference Shares of any series;

(15)

restrictions upon the creation or issuance of any other shares or securities of the Company; and

(16)

the rights of holders of the Preference Shares to convert or exchange the shares of any class of the Company into or for any other securities of the Company or into or for shares or securities of any other company.

(d)

The holders of the Preference Shares shall not as such be entitled to vote at any meetings of shareholders of the Company but shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or a substantial part thereof or the creation of any class or classes of shares ranking in priority to the Preference Shares.

(e)

In the event of any distribution of the assets or property of the Company among its shareholders as such other than by way of dividend or by way of redemption or purchase for cancellation of Preference Shares of the Company, whenever created, but including, without limitation, any distribution of capital to shareholders upon a decrease in issued capital of the Company (except as aforesaid) or upon the winding-up or other liquidation or dissolution of the Company or ratably among its shareholders as a condition precedent to the liquidation or dissolution, no assets or property of the Company shall be distributed to the shareholders of the Company ranking junior to the Preference Shares until there has been paid to the holders of the Preference Shares, an amount equal to the redemption price of such Preference Shares plus a sum equal to all unpaid dividends accrued thereon to the date of distribution (which, for such purpose, shall be calculated as if the dividends on the Preference Shares were accruing for the period from the expiration of the last quarterly dividend period for which dividends have been paid in full up to such date of distribution).  For all purposes of these provisions, the redemption price of the Preference Shares shall mean the amount paid up thereon plus the premium, if any, payable on redemption of Preference Shares, and the shares of the Company ranking junior to the Preference Shares shall mean all shares of any class of shares (including common shares of the Company) ranking junior to the Preference Shares as to dividends and distribution of assets and property of the Company.

(f)

If upon any distribution of the assets and property of the Company among its shareholders as such, the assets and property of the Company are insufficient to permit payment in full to the holders of the Preference Shares of the sum distributable to them as aforesaid, then the entire assets and property of the Company shall be distributed ratably among the holders of the Preference Shares then outstanding according to their respective rights.

(g)

After payment in full to the holders of the Preference Shares of the sums distributable to them as aforesaid, they shall not have the right to receive anything further in the distribution of the assets and property of the Company and the remaining assets and property of the Company shall be distributed to the holders of shares of the Company ranking junior to the Preference Shares according to their respective rights.

(h)

No dividends shall at any time be declared or paid or set apart for any shares of the Company ranking junior to the Preference Shares (including, without limitation, the common shares) nor shall the Company redeem or purchase for cancellation any Preference Shares less than the total number of Preference Shares then outstanding or any shares of the Company ranking junior to the Preference Shares unless all accrued dividends on the Preference Shares then outstanding have been declared and paid or provided for, to and including the last dividend payable on the Preference Shares immediately prior to the date of declaration or payment or setting apart for payment of dividends or redemption or purchase for cancellation, as the case may be.

(i)

Subject to the provisions hereof and, in particular, the provisions of clause (h) hereof, the Company may at any time and from time to time purchase Preference Shares for cancellation:

(1)

on the open market;

(2)

with the consent of the holders of Preference Shares; or

(3)

pursuant to tenders received by the Company upon request for tenders addressed to all of the holders of the Preference Shares, the whole or any part of the Preference Shares at the lowest price which, in the opinion of the directors, such shares are obtainable.  If any such purchase for cancellation is made by tender, the Company shall afford to every holder of Preference Shares, the opportunity of tendering such shares for purchase for cancellation as aforesaid; the Company shall accept only the lowest tenders; if two or more shareholders submit tenders at the same price which the Company is prepared to accept but which in number are in excess of the number of shares which the Company is prepared to purchase for cancellation, then the shares to be purchased shall be selected by the Company on a pro rata basis (disregarding fractions) according to the number of shares offered in such tender.

(j)

Any amendment to these Articles to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Preference Shares or to create any special shares ranking in priority to or on parity with the Preference Shares shall be authorized by a special separate resolution of the holders of Preference Shares.

(k)

The formalities to be observed in respect of the giving of notice of any meeting of the holders of Preference Shares (including any meeting of holders of any series of Preference Shares) and the conduct of such meeting shall be those from time to time prescribed in these Articles in respect of meetings of shareholders, and upon every poll taken at any such meeting (or adjourned meeting), each holder of Preference Shares (or any series of Preference Shares, as the case may be) shall be entitled to one (1) vote in respect of each Preference Share held by him, provided that:

(1)

no such meeting shall be held upon less than twenty-one (21) days’ written notice thereof; and

(2)

if at any such meeting, the holders of less than fifty percent (50%) of the outstanding Preference Shares, as the case may be, are present or represented by proxy within one-half hour after the time fixed for such meeting, then the meeting shall be adjourned to such date (being not more than twenty-one (21) days later) and to such time and place as may be fixed and announced by the chair of the meeting and at least ten (10) days’ written notice shall be given of such adjourned meeting (which notice may but need not specify the purpose for which the meeting was originally called).  At such adjourned meeting, the holders of Preference Shares (or series of Preference Shares, as the case may be) present or represented by proxy may transact the business for which the meeting was originally called.

(l)

The common shares shall be subject to the foregoing preferences, rights, conditions, restrictions, limitations and prohibitions attaching to the Preference Shares and shall be subject to such further and additional preferences, rights, conditions, restrictions, limitations and prohibitions as may be determined by the directors for each series of Preference Shares prior to the issue thereof.